UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 3.1 to this Report on Form 6-K is the Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc. (the "Company"), filed with the Republic of the Marshall Islands Registrar of Corporations on July 17, 2012.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: July 17, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 3.1

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES

OF

9.75% SERIES B-1 CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

OF

BOX SHIPS INC.

The undersigned, Mr. Michael Bodouroglou and Ms. Maria Stefanou do hereby certify:

1.           That they are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Box Ships Inc., a Marshall Islands corporation (the "Corporation").

2.           That pursuant to the authority conferred by the Corporation's Amended and Restated Articles of Incorporation, the Corporation's Board of Directors (the "Board of Directors") on July 13, 2012 adopted the following resolutions designating and prescribing the relative rights, preferences and limitations of the 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares"):

RESOLVED, pursuant to the authority vested in the Board of Directors by the Corporation's Amended and Restated Articles of Incorporation, the Board of Directors does hereby establish a series of preferred stock of the Corporation, par value $0.01 per share, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.           Designation.  The distinctive serial designation of such series of Preferred Shares is "9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares."  Each Series B-1 Preferred Share shall be identical in all respects to every other Series B-1 Preferred Share, except as to the respective dates from which the Series B-1 Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series B-1 Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.           Shares.

(a) Number.  The Series B-1 Preferred Shares shall have a par value of $0.01 per share and the number of shares constituting such series shall initially be 2,500,000, which number the Board of Directors may from time to time increase or decrease (but not below the number of Series B-1 Preferred Shares then outstanding).  Series B-1 Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares undesignated as to series.

(b) Securities Depository.  All or a portion of the Series B-1 Preferred Shares may be represented by a single certificate registered in the name of the Securities Depository or its nominee. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series B-1 Preferred Shares represented by such single certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

3.           Dividends.

(a)           Dividends shall be cumulative and shall accrue on outstanding shares of Series B-1 Preferred Share at the applicable Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the Issue Date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Sections 6 or 7 below. Dividends on Series B-1 Preferred Shares shall accrue whether or not such dividends shall have been declared by the Board of Directors or authorized or paid by the Corporation, and whether or not the Corporation has profits, surplus, or other funds legally available for the payment of dividends. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the applicable Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Any dividend payable on the Series B-1 Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

Subject to the prior and superior right of the Holders of any Senior Securities (the issuance of which would require the affirmative vote of the Holders of the Series B-1 Preferred Shares as set forth in Section 5), Holders of shares of Series B-1 Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, preferential cumulative quarterly dividends payable in cash on each Dividend Payment Date, commencing on the first Dividend Payment Date after the first issuance of a Series B-1 Preferred Share, in an amount per share equal to the applicable Dividend Rate.

(b)           Increase in Dividend Rate following a Cross Default, Dividend Payment Default or Failure to Redeem.  The Dividend Rate shall increase upon the occurrence of:

1.  Effective as of the date of such Cross Default, Dividend Payment Default or Failure to Redeem, and without duplication if more than one such event shall have occurred and is continuing at any time, the Dividend Rate payable on the Series B-1 Preferred Shares shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B-1 Preferred Shares as of 5:00 p.m., New York City time, on the day immediately preceding the date of such Cross Default, Dividend Payment Default or Failure to Redeem; and

2.  On each subsequent Dividend Payment Date, the Dividend Rate payable in respect of the succeeding quarterly Dividend Period shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B-1 Preferred Shares as in effect as of 5:00 p.m., New York City time, on the day immediately preceding such Dividend Payment Date;

in each case until no Cross Default or Dividend Payment Default exists or, in the case of a Failure to Redeem, until no Series B-1 Preferred Shares are outstanding.

Notwithstanding the foregoing, in no event shall dividends accrue on the Series B-1 Preferred Shares at a rate greater than 25% per annum. If a Cross Default or Dividend Payment Default, as applicable, ceases to exist (as evidenced by the delivery of an Officer's Certificate by the Corporation to the Registrar and Transfer Agent), the Dividend Rate payable on the Series B-1 Preferred Shares shall be reduced, effective as of the date such Cross Default or Dividend Payment Default ceases to exist, to such Dividend Rate that would have been applicable had such Cross Default or Dividend Payment Default never existed.

(c) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series B-1 Preferred Shares that shall have been declared by the Board of Directors to the holders of record of such shares as such Holders' names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable dividend Record Date. The applicable Record Date (the "Record Date") for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation's Bylaws and this Statement of Designation.

No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B-1 Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.

Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series B-1 Preferred Shares on the record date for such payment, which may not be more than 60 days before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B-1 Preferred Shares and any Parity Securities shall have not been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series B-1 Preferred Shares shall be made in order of their respective Dividend Payment Dates, commencing with the earliest. If less than all dividends payable with respect to all Series B-1 Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series B-1 Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series B-1 Preferred Shares shall not be entitled to any dividend in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series B-1 Preferred Shares. If Series B-1 Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same day funds on each Dividend Payment Date.

4.           Liquidation Rights

(a)         Liquidation Event.  Upon the occurrence of any Liquidation Event, Holders of Series B-1 Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, after satisfaction of all liabilities, if any, to creditors of the Corporation and subject to the rights of holders of any shares of Senior Securities or Parity Securities then outstanding in respect of distributions upon a Liquidation Event, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series B-1 Preferred Shares in an amount equal to the Series B-1 Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (i) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series B-1 Preferred Shares and (ii) the Holders of outstanding Series B-1 Preferred Shares shall be entitled to the Series B-1 Liquidation Preference per share in cash before any distribution shall be made to the holders of the Corporation's Common Shares or any other Junior Securities. Holders of Series B-1 Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series B-1 Liquidation Preference. The payment of the Series B-1 Liquidation Preference shall be a payment in redemption of the Series B-1 Preferred Shares such that, from and after payment of the full Series B-1 Liquidation Preference, any such Series B-1 Preferred Share shall thereafter be cancelled and no longer be outstanding.

(c)           Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to Holders of the outstanding Series B-1 Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, the Corporation's assets then remaining shall be distributed among the Series B-1 Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series B-1 Preferred Shares receive a partial payment of their Series B-1 Liquidation Preference, such partial payment shall reduce the Series B-1 Liquidation Preference of their Series B-1 Preferred Shares, but only to the extent of such amount paid.

(d)           Residual Distributions. After payment of the applicable Liquidation Preference to the Holders of the outstanding Series B-1 Preferred Shares and Parity Securities, the Corporation's remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.           Voting Rights.

(a)           General.  The Series B-1 Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)           Right to Elect Two Directors. In the event that six quarterly dividends, whether consecutive or not, payable on the Series B-1 Preferred Shares are in arrears, the Holders of Series B-1 Preferred Shares shall have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change. The right of such Holders of Series B-1 Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series B-1 Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series B-1 Preferred Shares and holders of any other Parity Securities, if issued, to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series B-1 Preferred Shares, if issued, and holders of any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)     Other Voting Rights. Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series B-1 Preferred Shares, voting as a single class, the Corporation may not:

1.           Adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series B-1 Preferred Shares; or

2.           Issue any Parity Securities or Senior Securities.

(d)    Voting Power. For any matter described in this Section 5 in which the Holders of the Series B-1 Preferred Shares are entitled to vote as a class, such Holders shall be entitled to one vote per Series B-1 Preferred Share. The Series B-1 Preferred Shares held by the Corporation or any of its subsidiaries shall not be entitled to vote.

6.           Optional Redemption.

(a) Optional Redemption Price.  The Corporation shall have the right to redeem, in whole or in part, the Series B-1 Preferred Shares with funds legally available for such purpose.  Any such redemption shall occur on a date set by the Corporation (the "Optional Redemption Date") and the Corporation shall effect any such redemption by paying cash for each Series B-1 Preferred Shares to be redeemed at the redemption prices (each, a "Redemption Price") set forth below:

(i)           at any time on or prior to September 1,2012, on a pro-rata basis at a redemption price equal to 100% of the Series B-1 Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(ii)           thereafter, at any time on or prior to September 1, 2013, on a pro rata basis at a redemption price equal to 102.25% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(iii)           thereafter, at any time on or prior to September 1, 2014, on a pro rata basis at a redemption price equal to 103.75% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption; and

(iv)           thereafter, at any time on a pro rata basis, at a redemption price equal to 105% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

If any of the Series B-1 Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price applicable to such shares shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)           Optional Redemption Notice.  The Corporation shall give notice of any optional redemption by mail, postage prepaid less than 15 days not more than 60 days, other than in the case of the Series B-1 Preferred Shares issued on the Original Issue Date, in which the Corporation shall give notice of any optional redemption no less than two days, before the scheduled Optional Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B-1 Preferred Shares to be redeemed as such Holders' names appear on the Corporation's stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the "Optional Redemption Notice") shall state: (1) the Optional Redemption Date, (2) the number of Series B-1 Preferred Shares to be redeemed and, if less than all outstanding Series B-1 Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the applicable Redemption Price, (4) the place where the Series B-1 Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the applicable Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)           Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series B-1 Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Securities Depository or the Corporation, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series B-1 Preferred Shares shall be allocated correspondingly among the redeemed Series B-1 Preferred Shares. The Series B-1 Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)           Optional Redemption Funds.  If the Corporation gives or causes to be given an Optional Redemption Notice, the Corporation shall deposit funds sufficient to redeem the Series B-1 Preferred Shares as to which such Optional Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Optional Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Optional Redemption Price to the Holders of the Series B-1 Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, from and after the Optional Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such Series B-1 Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation's shareholders shall cease, except the right to receive the Optional Redemption Price, and such shares shall not thereafter be transferred on the Corporation's stock transfer books or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B-1 Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series B-1 Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series B-1 Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series B-1 Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)           Certificate. Any Series B-1 Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute shares of Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series B-1 Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or the applicable book-entry account shall be adjusted) to represent the number of Series B-1 Preferred Shares that have not been called for redemption.

(f)           Redemption Priority. Except in the case of the Series B-1 Preferred Shares issued on the Original Issue Date, in the event that full cumulative dividends on the Series B-1 Preferred Shares and any Parity Securities shall have not been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B-1 Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all Holders of Series B-1 Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series B-1 Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.           Mandatory Redemption.

The Series B-1 Preferred Shares will be redeemed by the Corporation in whole and not in part upon the acquisition of more than 49% of the Corporation's outstanding capital stock by any person unaffiliated with the Corporation's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou or members of his family or companies legally or beneficially owned or controlled by such persons, subject to full compliance with the terms and covenants of the Corporation's loan facilities (the "Mandatory Redemption Date").  Upon the Mandatory Redemption Date, the Corporation will redeem the Series B-1 Preferred Stock at a cash redemption price per share equal to the applicable Optional Redemption Price set forth in Section 6.  Holders of Series B-1 Preferred Shares shall also be entitled to receive on the Mandatory Redemption Date an amount equal to all accumulated, accrued and unpaid dividends to the Mandatory Redemption Date (whether or not the Corporation has earnings and whether or not authorized by the Board of Directors or declared by the Corporation).

8.           Rank.  The Series B-1 Preferred Shares shall be deemed to rank:

(a)           senior to all classes of the Common Shares, the Corporation's Series A Participating Preferred Stock and to any other class or series of capital stock established after the Original Issue Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B-1 Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation's Common Shares as "Junior Securities"); and

(b)           on a parity with the Corporation's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares ("Series B Preferred Shares"), and any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series B-1 Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as "Parity Securities"); and

(c)           junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series B-1 Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as "Senior Securities").

The Corporation may issue Junior Securities from time to time in one or more series without the vote or consent of the Holders of the Series B-1 Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities. The ability of the Corporation to issue Parity Securities and Senior Securities is limited as described under Section 5.

9.           Common Shares.  On July 1, 2015, any Holders of Series B-1 Preferred Shares shall receive, for no additional consideration, on a pro-rata basis Common Shares representing an aggregate of 5.0% of the then-outstanding Common Shares, on a fully diluted basis.

10.           Conversion.

(a)           In the event the Corporation shall propose to convert the Series B-1 Preferred Shares, then the Corporation shall give to each Holder notice of such proposed action, which shall specify the date on which such conversion is to take place.  Such notice shall be given at least ten (10) Business Days prior to the record date for determining Holders of the Series B-1 Preferred Shares for purposes of such action (the "Conversion Date").

(b)           The Corporation shall be entitled to convert all or any portion of the Series B-1 Preferred Shares into a number of fully paid and non-assessable Common Shares (calculated as to each conversion to the nearest 1/100,000th of a share); provided, that if the Corporation converts less than all of the Series B-1 Preferred Shares, such conversion shall be on a pro rata basis among all Holders of Series B-1 Preferred Shares.  The number of Common Shares to which a Holder of Series B-1 Preferred Shares shall be entitled upon conversion shall be determined by dividing (x) the Series B-1 Liquidation Preference, plus any applicable redemption premium as set forth under Section 6(a), by (y) the closing price of the Common Shares on the New York Stock Exchange or such other national securities exchange on which the Corporation's Common Shares are traded on the Conversion Date, less 10% (the "Conversion Price" ).  Holders of Series B-1 Preferred Shares shall also be entitled to receive on the Conversion Date an amount equal to all accumulated, accrued and unpaid dividends (whether or not the Corporation has earnings and whether or not authorized by the Board of Directors or declared by the Corporation) to the Conversion Date.

(c)           Fractions of Common Shares.  If more than one Series B-1 Preferred Share shall be surrendered for conversion at one time by the same Holder, the number of Common Shares to be issued shall be computed on the basis of the aggregate number of Series B-1 Preferred Shares so surrendered.  The Corporation shall not issue fractional Common Shares upon conversion of the Series B-1 Preferred Shares.  In lieu of any fractional Common Shares which would otherwise be issuable upon conversion of any Series B-1 Preferred Shares, the Corporation shall pay a cash adjustment in respect of such fractional Common Share in an amount equal to the product of such fraction multiplied by the Conversion Price.

(d)           Exercise of Conversion Privilege.

(i)           In connection with the conversion of Series B-1 Preferred Shares, a Holder must surrender the certificate or certificates evidencing such Holder's Series B-1 Preferred Shares, duly endorsed, at the office of the Transfer Agent.

(ii)           Series B-1 Preferred Shares shall be deemed to have been converted immediately prior to the close of business on the Conversion Date and at such time the rights of the Holders of such Series B-1 Preferred Shares as Holder shall cease, and the Persons entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holders of such Common Shares as and after such time. As promptly as practicable on or after the Conversion Date, the Registrar and Transfer Agent shall issue to the holders of the Common Shares issuable upon conversion of the Series B-1 Preferred Shares a share certificate or share certificates (or the applicable book-entry account shall be adjusted) for the number of Common Shares issuable upon conversion of the Series B-1 Preferred Shares, together with payment in lieu of any fraction of a share, as provided in Section 10(c).

(e)           Corporation to Reserve Common Shares.  The Corporation shall at all times reserve and keep available, free from preemptive rights, out of the authorized but unissued Common Shares or out of the Common Shares held in treasury, for the purpose of effecting the conversion of Series B-1 Preferred Shares, the full number of Common Shares then issuable upon the conversion of all outstanding Series B-1 Preferred Shares . Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value (if any) of the Common Shares deliverable upon conversion of the Series B-1 Preferred Shares or that would cause the number of Common Shares deliverable upon conversion of the Series B-1 Preferred Shares to exceed (when taken together with all other outstanding Common Shares) the number of Common Shares that the Corporation is authorized to issue, the Corporation will take any corporate action that, in the opinion of its counsel, is necessary in order that the Corporation may validly and legally issue the full number of fully paid and non-assessable Common Shares issuable upon conversion at such adjusted conversion price.

(f)           Taxes on Conversions.  The Corporation will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of Common Shares on conversion of Series B-1 Preferred Shares pursuant to this Statement of Designation.

11.           Definitions.  As used herein, terms not otherwise defined in this Statement of Designation shall have the following meanings:

"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation, as they may be further amended and/or restated from time to time.

"BCA" means the Business Corporations Act of the Republic of the Marshall Islands.

"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

"Business Day" means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.

"Common Shares" means each of the Corporation's shares of common stock, par value $0.01 per share.

"Conversion Date" has the meaning set forth in Section 10(a) of this Statement of Designation.

"Conversion Price" has the meaning set forth in Section 10(b) of this Statement of Designation.

"Cross Default" means a default by the Corporation under any credit facility if such default (a) is caused by a failure to pay principal of or interest or premium, if any, on outstanding indebtedness under the credit facility, or (b) results in the acceleration of such indebtedness prior to its maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more.

"Dividend Payment Date" means each January 1, April 1, July 1 and October 1, commencing on July 1, 2012; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

"Dividend Payment Default" occurs if four quarterly dividends payable on the Series B-1 Preferred Shares are in arrears.

"Dividend Period" means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the day next preceding the next Dividend Payment Date.

"Dividend Rate" means a rate initially equal on the Original Issue Date to 9.75% per annum of the Series B-1 Liquidation Preference per share and, from time to time, after the Original Issue Date, such rate per annum as shall be increased upon any (1) Cross Default; (ii) Dividend Payment Default; or (iii) Failure to Redeem, all as set forth in Section 3(b) of this Statement of Designation.

"Failure to Redeem" means the Corporation's failure to redeem all the Series B-1 Preferred Shares on or prior to June 30, 2015, whether or not the Board of Directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which the Corporation is subject.

"Holder" means the Person in whose name the Series B-1 Preferred Shares are registered on the Corporation's records.

"Issue Date" shall mean the date on which the Series B-1 Preferred Shares are issued to the Holder of the Series B-1 Preferred Shares, other than the Original Issue Date.

"Junior Securities" has the meaning set forth in Section 8(a) of this Statement of Designation.

 "Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series B-1 Liquidation Preference is the Liquidation Preference with respect to the Series B-1 Preferred Shares.

"Mandatory Redemption Date" has the meaning set forth in Section 7 of this Statement of Designation.

"Officer's Certificate" means a certificate signed by the Corporation's Chief Executive Officer or Chief Financial Officer or another duly authorized officer of the Corporation.

"Optional Redemption Date" has the meaning set forth in Section 6(a)  of this Statement of Designation.

"Optional Redemption Notice" has the meaning set forth in Section 6(b) of this Statement of Designation.

"Original Issue Date" shall mean the first date on which a Series B-1 Preferred Share is issued to any Holder.

"Parity Securities" has the meaning set forth in Section 8(b) of this Statement of Designation.

"Paying Agent" means Computershare Inc., acting in its capacity as paying agent for the Series B-1 Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Corporation.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation's affairs, over shares of the Corporation's Common Shares, including, without limitation, the Series A Participating Preferred Stock, the Series B Preferred Shares and the Series B-1 Preferred Shares.

"Record Date" has the meaning set forth in Section 3(c) of this Statement of Designation.

"Redemption Price" has the meaning set forth in Section 6(a) of this Statement of Designation.

"Registrar" means Computershare Inc., acting in its capacity as registrar for the Series B-1 Preferred Shares, and its respective successors and assigns or any other registrar appointed by the Corporation.

"Securities Depository" means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

"Senior Securities" has the meaning set forth in Section 8(c) of this Statement of Designation.

"Series B-1 Liquidation Preference" means a liquidation preference for each Series B-1 Preferred Share initially equal to US$30.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (d) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series B-1 Preferred Share.

"Statement of Designation" means this Statement of Designation relating to the Series B-1 Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation.

"Transfer Agent" means Computershare Inc., acting in its capacity as transfer agent for the Series B-1 Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

12.           No Sinking Fund.  The Series B-1 Preferred Shares shall not have the benefit of any sinking fund.

13.           Record Holders.  To the fullest extent permitted by applicable law, the Corporation may deem and treat the Holder of any Series B-1 Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

14.           Notices.  All notices or communications in respect of the Series B-1 Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

15.           Amendment.  At any time when any Series B-1 Preferred Shares are outstanding, neither the Articles of Incorporation nor the Statement of Designation shall be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B-1 Preferred Shares so as to affect them adversely without the affirmative vote of the Holders of a majority or more of the outstanding shares of Series B-1 Preferred Shares, voting separately as a class.

16.           Fractional Shares.  Series B-1 Preferred Shares may not be issued in fractions of a share.

17.           No Other Rights.  The Series B-1 Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

RESOLVED FURTHER, that the officers of the Corporation be, and they hereby are, authorized and directed to prepare and file a Statement of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions.

We further declare under penalty of perjury that the matters set forth in the foregoing Statement of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on July 17, 2012

/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer

/s/ Maria Stefanou
Name: Maria Stefanou
Title: Secretary

[Signature Page to Statement of Designation]